Exhibit 99.1

78596 Fresenius Medical VIF Proof 2 Ordinary General Meeting of Fresenius Medical Care AG & Co. KGaA Date: May 15, 2014 See Voting Instruction On Reverse Side. Please make your marks like this: xUse pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above · Please separate carefully at the perforation and return just this portion in the envelope provided. · Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Ordinary General Meeting of Fresenius Medical Care AG & Co. KGaA to be held May 15, 2014 For Holders as of April 7, 2014 All votes must be received prior to 5:00 p.m. New York City Time May 2, 2014. Copyright © 2014 Mediant Communications LLC. All Rights Reserved PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG & CO. KGAA P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain 1. Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2013 2. Resolution on the allocation of distributable profit 3. Resolution on the approval of the actions of the General Partner 4. Resolution on the approval of the actions of the Supervisory Board 5. Election of the auditors and consolidated group auditors for fiscal year 2014 6. Resolution on the approval of the amendment of an existing profit and loss transfer agreement 78596 Fresenius Medical VIF_Layout 1 4/4/14 2:53 PM Page 1

78596 Fresenius Medical VIF Proof 2 FRESENIUS MEDICAL CARE AG & Co. KGaA Instructions to The Bank of New York Mellon, as Depositary Bank (Must be received prior to 5:00 p.m. New York City time on May 2, 2014) The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG & Co. KGaA (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary Bank, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of ordinary shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary Bank as of the close of business on April 7, 2014, at the Ordinary General Meeting of Shareholders of Fresenius Medical Care AG & Co. KGaA to be held on May 15, 2014, in respect of the agenda items specified in the accompanying invitation. The Depositary Bank shall not vote or attempt to exercise the voting right attached to the shares or other deposited securities other than in accordance with the specific voting instruction from an owner prior to the instruction date. As provided in the Receipts, if no specific voting instruction is received from an owner prior to the instruction date, that owner shall be deemed to have instructed the Depositary Bank to give a proxy to the custodian, which will act as the proxy bank in accordance with section 135 of the German Stock Corporation Act, to vote in accordance with the recommendation with regard to voting of the shares pursuant to section 135 (3) of the German Stock Corporation Act as to any matter concerning which the notice from the Company indicates that a vote is to be taken by holders of shares. PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG & CO. KGAA P.O. Box 8016 CARY, NC 27512-9903 78596 Fresenius Medical VIF_Layout 1 4/4/14 2:53 PM Page 2